Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
	2010	2011	2012	2013	2014

Pre-tax income from continuing operations	$128,455	$48,379	$2,218	$(311,366)	32,990
Fixed charges and preferred dividends	49,051	52,255	96,698	89,112	70,107
Amortization of capitalized interest	713	984	386	248	199
Interest capitalized	(4,247)	(1,432)	(531)	—
Preferred Dividends	—	—	—	—

Total adjusted earnings available for payment of fixed charges	$173,972	$100,186	$98,771	$(222,006)	103,296

Fixed charges
Interest expense	$39,420	$53,503	$90,132	$83,765	65,359
Interest capitalized	4,247	1,432	531	—	—
Amortization of debt-related expenses	4,882	5,113	5,374	4,743	4,264
Rental expense representative of interest factor	502	503	661	605	484
Preferred dividends	—	—	—	—	—

Total fixed charges	$49,051	$60,551	$96,698	$89,112	70,107

Ratio of earnings to fixed charges	3.5	1.7	1.0	—	1.5

(1)	Due to our net loss for the year ended December 31, 2013, the coverage ratio was less than 1:1. To achieve a coverage ratio of 1:1, we would have needed additional earnings of approximately $311.1 million for the year ended December 31, 2013.